

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेअर आणि [redacted],
मध्यवर्ती कार्या
स्टेट बँक भवन
मादाम कामा म
मुंबई 400 02



05005141

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2005/54 दिनांक / Date : 05.01.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

RECD S.E.C.
JAN 10 2005
1086

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/44 dated the January 05, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

No.CO/S&B/VR/2005/44 Date: 05.01.2005

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India(SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 3rd January, 2005 issued by M/s Sudit K. Parekh & Co., Chartered Accountants for the quarter ended 31.12.2004, who have conducted Secretarial Audit of the Bank's capital and certified that :

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form	333,232,235
b) Total equity shares held in dematerialized form	193,066,643
TOTAL	**526,298,878**

ii) The Register of Members(RoM) is updated.

iii) There are no changes in Share Capital(due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 31st December, 2004.

iv) During the quarter October to December, 2004, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,



General Manager
(Shares & Bonds)



Chartered Accountants

12A Suleman Chambers, 4 Battery Street, Apollo Bunder, Mumbai 400 039
Tel + 91 22 22821141, 22834187 Fax + 91 22 22024193
E-Mail: admin@skparekh.com

FILE NO. 82.4524

AUDIT REPORT

We have checked the Equity shares issued by State Bank Of India held in physical and dematerialised form as at 31st December 2004.The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Ltd. and dematerialised shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	31st December 2004
2.	ISIN	:	INE062 A01012
3.	Face value	:	Rs.10/-
4.	Name of the Company	:	State Bank Of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos	:	22883888/22855348
8.	Email address	:	gm.snb@sbimail.co.in
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE.

		Number of shares	% of Total Listed Capital
10.	Issued capital	52,62,98,878	100%
11.	Listed capital (Exchange-wise) (as per company records)	52,62,98,878	100%
12.	Held in dematerialized form in CDSL	4,60,09,998	8.74%
13.	Held in dematerialized form in NSDL	14,70,56,645	27.94%
14.	Physical	33,32,32,235	63.32%
15.	Total no. of shares (12+13+14)	52,62,98,878	100%
16.	Reasons for difference if any,	Not	

Sudit Parekh
Srikant Jilla
Prakash Hamirwasia
Mehul Shah
Narayan Mehta
Pushkar Bagmar
Manish Shah
Ch Soma Raju
Durgaprasad Khatri

Audit & Tax Division

5th Floor
Oricon House
12, Dubash Marg
Kalaghoda
Mumbai 400 023

Tel
+91 22 5655 0885

Fax
+91 22 5655 0877

E-mail:
admin@itax.skparekh.com


SUDIT K. PAREKH & CO.
MUMBAI.
CHARTERED ACCOUNTANTS

between (10 & 11) - (10 & 15) (11 & 15) | Applicable

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated upto which date : Yes, 31st December, 2004

19. Reference of previous quarter with regards to excess Dematerialised Shares, if any : NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? : NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay. Based on test check we have observed that during this quarter all dmat requests have been processed within 21 days. : NOT APPLICABLE

Total no. of demat requests confirmed after 21 days		No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days		NOT APPLICABLE	NOT APPLICABLE	NOT APPLICABLE

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. C.R.Radhakrishnan
CGM Accounts & Compliance
Tel.No.22883888

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co.
5th Floor
Oricon House,


SUDIT K. PAREKH & CO.
CHARTERED ACCOUNTANTS

	12, Dubash Marg, Kalaghoda, Mumbai 400 023. Tel. No. 56550885/56550893. Fax No. 5655 0877. Reg. No. 110512W

24.	Appointment of common agency for share registry work	If yes, (name and address)	Datamatics Financial Software Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	NIL	

For SUDIT K. PAREKH & CO.
Chartered Accountants



(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 3rd January, 2005

